Filed pursuant to Rule 433

Registration Statement No. 333-202252

Issuer Free Writing Prospectus dated May 5, 2017

Relating to Preliminary Prospectus Supplement dated May 3, 2017

(To Prospectus dated February 24, 2015)

AMAG Pharmaceuticals Announces Pricing of $300 Million of 3.25% Convertible Senior Notes Due 2022

WALTHAM, Mass., May 5, 2017 — AMAG Pharmaceuticals, Inc. (“AMAG”) (Nasdaq: AMAG) today announced the pricing of $300 million aggregate principal amount of 3.25% Convertible Senior Notes due 2022 (the “notes”) in an underwritten public offering (the “offering”) registered under the Securities Act of 1933, as amended. AMAG has increased the size of the offering from the originally announced $250 million (or $287.5 million assuming full exercise of the underwriters’ over-allotment option). J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as book-running managers and Leerink Partners LLC is acting as co-manager for the offering. Perella Weinberg Partners LP and J. Wood Capital Advisors LLC are acting as AMAG’s financial advisors for the offering.  AMAG has granted the underwriters the option to purchase, exercisable within a 30-day period, up to an additional $45 million principal amount of notes solely to cover over-allotments, if any. The offering is expected to close on May 10, 2017, subject to customary closing conditions.

Interest on the notes will be paid semiannually in arrears on June 1 and December 1 of each year at the rate of 3.25% per year, beginning on December 1, 2017. The notes will mature on June 1, 2022, unless earlier repurchased or converted in accordance with their terms prior to such date. AMAG will not have the right to redeem the notes prior to maturity. Prior to March 1, 2022, the notes will be convertible at the option of holders of the notes only upon satisfaction of certain conditions and during certain periods, and thereafter, will be convertible at any time until the close of business on the business day immediately preceding the maturity date. Upon conversion, holders of the notes will receive shares of AMAG common stock, cash or a combination thereof, at AMAG’s election. The conversion rate for the notes will initially be 36.5464 shares of AMAG common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $27.36 per share, and is subject to adjustment under the terms of the notes. This represents a premium of approximately 37.5% over the last reported sale price of $19.90 per share of AMAG common stock on The NASDAQ Global Select Market on May 4, 2017. Holders of the notes may require AMAG to repurchase their notes upon the occurrence of a fundamental change prior to maturity for cash at a repurchase price equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any.

AMAG estimates that the net proceeds from the offering of the notes will be approximately $291.0 million (or approximately $334.8 million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discount and estimated offering expenses payable by AMAG. AMAG intends to use the net proceeds from the offering of the notes together with cash on hand to repay the approximately $320.8 million of borrowings under, and terminate, its existing credit facility contemporaneously with, or shortly after, the closing of the offering.

Contemporaneously with the offering of the notes, AMAG entered into privately negotiated transactions with certain investors to repurchase on or about May 10, 2017 approximately $158.9 million aggregate principal amount of its existing 2.50% Convertible Senior Notes due 2019 (the “2019 Notes”) for an aggregate repurchase price of approximately $171.3 million, including accrued interest, with cash on hand. Such repurchases of AMAG’s existing 2019 Notes could affect the market price of AMAG common stock. AMAG also expects that holders of existing 2019 Notes that sell their existing 2019 Notes to AMAG may purchase shares of AMAG common stock in the market to unwind hedge positions they have with respect to their exposure to the existing 2019 Notes in connection with such repurchase.

In connection with the existing 2019 Notes, AMAG entered into convertible note hedge transactions along with warrant transactions with certain financial institutions (the “existing option counterparties”). Together with the intended repurchases of the existing 2019 Notes, AMAG entered into agreements with the existing option counterparties to terminate a portion of such existing convertible note hedge transactions in a notional amount corresponding to the amount of such existing 2019 Notes repurchased. In addition, AMAG also entered into agreements with the existing option counterparties to terminate a portion of the existing warrant transactions. In connection with any termination of existing convertible note hedge and warrant transactions and the expected unwinding of the existing hedge position of the existing option counterparties with respect to such transactions, such existing option counterparties and/or their respective affiliates may sell shares of AMAG common stock in secondary market transactions, and/or unwind various derivative transactions with respect to AMAG common stock. This activity could decrease (or reduce the size of any increase in) the market price of AMAG common stock at that time and it could decrease (or reduce the size of any increase in) the market value of the notes.

The offering is being made pursuant to AMAG’s shelf registration statement (including a prospectus), which was previously filed with the Securities and Exchange Commission (“SEC”) and became effective on February 24, 2015, and a preliminary prospectus supplement related to the notes, filed with the SEC on May 3, 2017, and related free writing prospectuses. AMAG intends to file a final prospectus supplement setting forth the terms of the notes with the SEC. Investors should read the prospectus and the preliminary prospectus supplement including the documents incorporated by reference therein, and any free writing prospectus related to the offering for more complete information about AMAG and the offering. These documents may be obtained for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC (c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling 1-866-803-9204) or from Morgan Stanley & Co. LLC (Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, by calling (866) 718-1649 or by emailing prospectus@morganstanley.com).

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of, the notes or the shares of AMAG common stock issuable upon conversion of the notes, if any, in any state or jurisdiction in which the offer, solicitation, or sale of the notes would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction. Any offers, solicitations of offers to buy, or sales of the notes will only be made pursuant to the registration statement filed with and declared effective by the SEC, including a prospectus and a related preliminary prospectus supplement.

About AMAG

AMAG is a biopharmaceutical company focused on developing and delivering important therapeutics, conducting clinical research in areas of unmet need and creating education and support programs for the patients and families we serve. Our currently marketed products support the health of patients in the areas of maternal and women’s health, anemia management and cancer supportive care. Through CBR®, we also help families to preserve newborn stem cells, which are used today in transplant medicine for certain cancers and blood, immune and metabolic disorders, and have the potential to play a valuable role in the ongoing development of regenerative medicine.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Any statements contained herein which do not describe historical facts, including but not limited to statements regarding: the anticipated use of proceeds of the offering and the timing of completion of the offering and repurchases of 2019 notes, are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements.

Such risks and uncertainties include, among others, (1) changes in the price of AMAG common stock, (2) changes in the convertible note and other capital markets and (3) other risks identified in our Securities and Exchange Commission (SEC) filings, including AMAG’s Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 and subsequent filings with the SEC. AMAG cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. AMAG disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

AMAG Pharmaceuticals® and Feraheme® are registered trademarks of AMAG Pharmaceuticals, Inc. MuGard® is a registered trademark of Abeona Therapeutics, Inc. Makena® is a registered trademark of AMAG Pharmaceuticals IP, Ltd. Cord Blood Registry® and CBR® are registered trademarks of CBR Systems, Inc. IntrarosaTM is a trademark of Endoceutics, Inc.